JH High Yield Municipal Bond Fund

SHAREHOLDER MEETING
On December 1, 2004, a special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 10,144,926 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         9,927,148       217,778
Richard P. Chapman Jr.  9,927,972       216,954
William H. Cunningham   9,921,695       223,231
Ronald R. Dion          9,927,972       216,954
Charles L. Ladner       9,929,122       215,804
Dr. John A. Moore       9,927,972       216,954
Patti McGill Peterson   9,927,148       217,778
Steven R. Pruchansky    9,926,345       218,581
James A. Shepherdson    9,929,122       215,804